December 16, 2011

DIRECT DIAL: 212.451.2220
EMAIL: KSCHLESINGER@OLSHANLAW.COM

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Perry Hindin, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	Nathan’s Famous, Inc.
Schedule TO-I
Filed December 8, 2011
File No. 005-49205

Dear Mr. Hindin:

We acknowledge receipt of the letter of comment dated December 12, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Nathan’s Famous, Inc. (the “Company”) and provide the following supplemental response on its behalf.  In connection with this response, we are filing Amendment No. 1 to Schedule TO-I (“Amendment No. 1”) on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in Amendment No. 1.  Our responses are numbered to correspond to your comments.

Offer to Purchase General

Priority of Purchases, page 12

1.	As currently proposed, the proration priorities based on “Small Lots” of fewer than 500 shares is inconsistent with the requirements set forth in Exchange Act Rule 13e-4(f(3)(i). Please revise.

We have reviewed Rule 13e-4(f)(3)(i) and have concluded that references to 500 shares with respect to “Small Lots” and proration should be changed to 100 shares.  Accordingly, Amendment No. 1 sets forth where references to 500 shares should be changed to 100 shares in the Offer to Purchase and the Letter of Transmittal and related tender offer documents.

December 16, 2011

Certain Conditions of the Offer, page 21

2.
We note the disclosure in the last paragraph on page 22 regarding any decline in the market price of the shares or certain market indices by “a material amount (including without limitation, an amount greater than 10%)...”  We do not object to the imposition of conditions in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied.  Please revise the disclosure in this condition to allow for objective verification that the condition has been satisfied, as opposed to the current language which suggests that declines of less than 10% could also trigger the condition.

The Company acknowledges the Staff’s comment and Amendment No. 1 sets forth the revision to the Offer to Purchase which addresses the Staff’s comment.

3.
We note the last paragraph of this section relating to the Company’s failure to exercise any of the rights described in this section.  This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time.  Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders.  In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the Company’s understanding on both points in your response letter.

The Company acknowledges that it is the Company’s understanding that if a closing condition is triggered and the Company decides to proceed with the Offer anyway, this decision is tantamount to a waiver of the triggered condition(s) and depending on the materiality of the waived condition and the number of days remaining in the Offer the Company may be required to extend the Offer and recirculate new disclosure to security holders.  In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, the Company will inform holders that it will intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

December 16, 2011

Attached as Exhibit A hereto is a letter from the Company containing the acknowledgments requested at the conclusion of the Comment Letter.  We believe that this response letter in conjunction with Amendment No 1 addresses the Staff’s comments.  If you have any questions with respect to the foregoing, please contact Steven Wolosky at 212-451-2333, email address swolosky@olshanlaw.com or Kenneth Schlesinger at 212-451-2252, email address kschlesinger@olshanlaw.com. Thank you for your time and consideration.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

cc:	Eric Gatoff
Ronald DeVos
Steven Wolosky

Exhibit A

NATHAN’S FAMOUS, INC.
One Jericho Plaza
Jericho, New York 11753

December 16, 2011

Perry Hindin
Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Nathan’s Famous, Inc.
Schedule TO-I
Filed December 8, 2011
File No. 005-49205

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated December 12, 2011, with regard to the above-referenced filing.  Nathan’s Famous, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NATHAN’S FAMOUS, INC.

By:	/s/ Ronald DeVos
Name:	Ronald DeVos
Title:	Vice President - Finance and Chief Financial Officer